July 5, 2017	Registration Statement Nos. 333-209682 and 333-209682-01; Rule 424(b)(3)

JPMorgan Chase Financial Company LLC
Structured Investments

$100,000,000†

Cushing® 30 MLP Index* ETNs due June 15, 2037

*with payment at maturity or upon early repurchase or redemption based on the VWAP level of the Index

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The return on the notes is linked to the performance of the Cushing® 30 MLP Index, which we refer to as the Index, as measured by its VWAP level, and to cash distributions on its components:

•	As set forth in more detail under “Key Terms” below, the payment on the notes at maturity or upon early repurchase or redemption is based on the VWAP level of the Index, subject to the deduction in certain circumstances of an investor fee of 0.95% per annum. The VWAP level reflects the volume-weighted average prices of the components of the Index. You may lose some or all of your principal amount at maturity or upon early repurchase or redemption.

•	The notes may pay a variable quarterly coupon based on cash distributions on the components of the Index, subject to the deduction of an investor fee of 0.95% per annum. You are not guaranteed any coupon payments.

•	The Index tracks the performance of publicly traded equity securities of 30 U.S.-based companies that are engaged in, or that hold an entity that is engaged in, the midstream activities of transportation, storage, processing or production of energy commodities.

•	On any business day on or after December 15, 2017, we may, in our sole discretion, redeem the notes, in whole or in part.

•	On a weekly basis, you may request that we repurchase a minimum of 50,000 notes if you comply with the required procedures, subject to a repurchase fee of 0.125%.

•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

•	The notes are listed on NYSE Arca, Inc., which we refer to as NYSE Arca, under the ticker symbol “PPLN.” No assurance can be given as to the continued listing for the term of the notes, or the liquidity or trading market for the notes. We are not required to maintain a listing on NYSE Arca or any other exchange.

•	The Intraday Intrinsic Note Value is published every 15 seconds on the Bloomberg Professional® service (“Bloomberg”) under the ticker symbol “PPLNIV.” See “Understanding the Value of the Notes” and “Bloomberg Ticker Symbols” in this pricing supplement.

•	CUSIP: 48129G703

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-4 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

As of July 3, 2017, we have sold approximately $4,500,000 aggregate principal amount of notes. The remaining notes and any additional notes may be offered and sold from time to time, at our sole discretion, through J.P. Morgan Securities LLC, which we refer to as JPMS, at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. However, we are under no obligation to issue or sell additional notes at any time. If we limit, restrict or stop sales of additional notes, or if we subsequently resume sales of additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. We will receive proceeds equal to 100% of the offering price of any remaining or additional notes. See “Supplemental Plan of Distribution” in this pricing supplement.

JPMS will not receive selling commissions in connection with sales of the notes. JPMS will be entitled to receive the aggregate profits generated from the deduction of the investor fee to cover license fees and other costs related to the notes and as projected profits for managing our hedge and a structuring fee for developing the notes. See “Supplemental Plan of Distribution” in this pricing supplement.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

† $100,000,000 aggregate principal amount of notes was issued on June 15, 2017.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Principal Amount*: $20.00 per note

Index: The return on the notes is linked to the performance of the Cushing® 30 MLP Index (Bloomberg ticker: MLPX), which we refer to as the Index, as measured by its VWAP level, and to cash distributions on its components. See “— Terms Relating to Closing Intrinsic Note Value — VWAP Level” below.

The Index tracks the performance of publicly traded equity securities of 30 U.S.-based companies that are engaged in, or that hold an entity that is engaged in, the midstream activities of transportation, storage, processing or production of energy commodities (the “Index Components”). The Index Components are equally weighted in connection with each quarterly rebalance of the Index.

Coupon Payments:

For each note you hold on a Coupon Record Date, you will receive on the immediately following Coupon Payment Date an amount in cash equal to the Coupon Amount, if any, as of the immediately preceding Coupon Valuation Date.

Coupon Amount*:

The Coupon Amount as of any Coupon Valuation Date will equal:

•	the Reference Distribution Amount with respect to that Coupon Valuation Date, minus

•	the Accrued Investor Fee with respect to that Coupon Valuation Date,

provided that the Coupon Amount will not be less than $0.

The Accrued Investor Fee will reduce each Coupon Amount. In addition, no Coupon Payment will be payable with respect to a Coupon Valuation Date if the Reference Distribution Amount is less than the Accrued Investor Fee, even if that Reference Distribution Amount is positive. You are not guaranteed any Coupon Payments.

Payment at Maturity:

For each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment equal to the Closing Intrinsic Note Value as of the final day of the Measurement Period with respect to the Final Valuation Date. If that amount is less than or equal to zero, the payment at maturity will be $0.

Issuer Redemption:

On any Business Day on or after December 15, 2017, we may, in our sole discretion, redeem the notes, in whole or in part. If we exercise our right to redeem your notes prior to maturity, for each note selected for redemption by the Trustee, you will receive on the Redemption Date a cash payment equal to the Closing Intrinsic Note Value as of the final day of the Measurement Period with respect to the Redemption Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

Weekly Repurchase:

On a weekly basis, you may request that we repurchase a minimum of 50,000* notes if you comply with the required procedures, subject to a repurchase fee of 0.125%. Upon early repurchase, for each note, you will receive on the relevant Repurchase Date a cash payment equal to the Closing Intrinsic Note Value minus the Repurchase Fee Amount, each as of the final day in the Measurement Period with respect to the Repurchase Valuation Date.

If the amount calculated above is less than or equal to zero, the payment upon early repurchase will be $0.

_____________

You may lose some or all of your principal amount at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than their principal amount if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP level of the Index and the negative effect of any Accrued Investor Fee reflected in any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

Terms Relating to Closing Intrinsic Note Value

Closing Intrinsic Note Value*:

As of any date of determination, an amount per note equal to:

•	the Principal Amount, multiplied by the Index Ratio as of that date, plus

•	the Coupon Amount as of that date, calculated as if that date were a Coupon Valuation Date (the “Stub Coupon Amount”), minus

•	any Investor Fee Shortfall with respect to that Stub Coupon Amount.

In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Closing Intrinsic Note Value will also include that Coupon Amount (an “Unpaid Coupon Amount”).

The Closing Intrinsic Note Value is not the closing price or any other trading price of the notes in the secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of your notes or as a recommendation to transact in the notes at the stated price. The trading price of the notes at any time may vary significantly from the Closing Intrinsic Note Value due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads.

Investor Fee Shortfall:

With respect to a Stub Coupon Amount, if the Reference Distribution Amount used to calculate that Stub Coupon Amount is less than the Accrued Investor Fee used to calculate that Stub Coupon Amount, an amount equal to the excess of the Accrued Investor Fee over the Reference Distribution Amount (the “Investor Fee

PS-1 | Structured Investments Cushing® 30 MLP Index ETNs

Shortfall”), provided that the Investor Fee Shortfall will equal $0 with respect to a Stub Coupon Amount as of an actual Coupon Valuation Date.

If the Reference Distribution Amount used to calculate the Stub Coupon Amount on any Index Business Day (other than an actual Coupon Valuation Date) is less than the Accrued Investor Fee used to calculate that Stub Coupon Amount, the Investor Fee Shortfall will be deducted in calculating the Closing Intrinsic Note Value on that Index Business Day. Accordingly, the payment at maturity or upon early repurchase or redemption will be reduced by the amount of any Investor Fee Shortfall reflected in the relevant Closing Intrinsic Note Value.

Index Ratio:

As of any date of determination, the Index Ratio is equal to:

VWAP Level

Initial VWAP Level

provided that, solely for purposes of determining the Closing Intrinsic Note Value in connection with any payment at maturity or upon early repurchase or redemption, the Index Ratio as of the final day of the relevant Measurement Period is equal to:

Final VWAP Level

Initial VWAP Level

Initial VWAP Level:

The VWAP Level on the Inception Date, which was 301.3668

Final VWAP Level:

With respect to a Measurement Period, the arithmetic average of the VWAP Levels on the five Index Business Days in that Measurement Period, as calculated by the Note Calculation Agent

Measurement Period**:

With respect to the Final Valuation Date or any Repurchase Valuation Date or Redemption Valuation Date, the five Index Business Days from and including the first Index Business Day occurring on or after the Final Valuation Date or that Repurchase Valuation Date or Redemption Valuation Date, as applicable

VWAP Level:

On any Index Business Day, as calculated by the VWAP Calculation Agent, the sum of the products for each Index Component of:

•	the VWAP of that Index Component as of that day; and

•	the Index Units of that Index Component as of that day, divided by the Index Divisor as of that day

The calculation of the VWAP Level may be modified in circumstances described under “General Terms of Notes — Postponement of an Averaging Date” and “General Terms of Notes — Discontinuation of an Index; Alteration of Method of Calculation” in the accompanying product supplement.

The official closing level of the Index may vary significantly from the VWAP Level.

VWAP:

With respect to each Index Component, as of any date of determination, the volume-weighted average price of one share of that Index Component as determined by the VWAP Calculation Agent based on the Primary Exchange for that Index Component

Index Units:

With respect to each Index Component, as of any date of determination, the number of units of that Index Component included in the Index for purposes of the calculation of the official level of the Index by the Index Calculation Agent. For more information about Index Units, see “The Cushing® 30 MLP Index — Calculating the Index Level” in the accompanying product supplement.

Index Divisor:

As of any date of determination, the divisor used in the calculation of the official level of the Index by the Index Calculation Agent. For more information about the Index Divisor, see “The Cushing® 30 MLP Index — Calculating the Index Level” in the accompanying product supplement.

Inception Date: June 12, 2017

Initial Issue Date: June 15, 2017

Final Valuation Date: June 4, 2037

Maturity Date**: June 15, 2037

Terms Relating to Coupon Payments

Accrued Investor Fee*:

With respect to each Coupon Valuation Date, an amount equal to the product of:

•	the investor fee of 0.95% per annum;

•	the Principal Amount multiplied by the Index Ratio as of the immediately preceding Index Business Day that is not a Disrupted Day for any Index Component; and

•	the day count fraction,

where the “day count fraction” is equal to (a) the total number of calendar days during the Coupon Accrual Period with respect to that Coupon Valuation Date, divided by (b) 365

Reference Distribution Amount*:

With respect to each Coupon Valuation Date, an amount equal to the sum of the gross cash distributions (excluding any special cash distributions that are reinvested in the Index under the methodology governing the Index) that a Reference Holder would have been entitled to receive in respect of each Index Component held by that Reference Holder on the “record date” with respect to that Index Component, for those cash distributions whose “ex-dividend date” occurs during the Coupon Accrual Period for that Coupon Valuation Date.

Notwithstanding the foregoing, with respect to cash distributions for an Index Component that are scheduled to be paid prior to the applicable Coupon Ex-Date, if, and only if, the issuer of that Index Component fails to pay the distribution to holders of that Index Component by the

PS-2 | Structured Investments Cushing® 30 MLP Index ETNs

scheduled payment date for that distribution, that distribution will be assumed to be zero for the purposes of calculating the applicable Reference Distribution Amount.

Reference Holder*:

As of any date of determination, a hypothetical holder of a number of shares of each Index Component equal to:

•	the Principal Amount divided by the Initial VWAP Level, multiplied by

•	the Index Units of that Index Component as of that date, divided by the Index Divisor as of that date,

provided that solely for purposes of determining the Reference Distribution Amount included in any Stub Coupon Amount payable at maturity or upon early repurchase or redemption, the Reference Holder will be deemed to hold four-fifths, three-fifths, two-fifths and one-fifth of the shares of each Index Component it would otherwise hold on the second, third, fourth and fifth Index Business Days, respectively, in the relevant Measurement Period.

Coupon Accrual Period:

With respect to each Coupon Valuation Date, the period from but excluding the immediately preceding Coupon Valuation Date (or, in the case of the first Coupon Valuation Date, from but excluding the Inception Date) to and including that Coupon Valuation Date

Coupon Valuation Date:

The first Index Business Day occurring on or after the 15th of January, April, July and October of each calendar year during the term of the notes, beginning on July 15, 2017

Coupon Ex-Date:

With respect to a Coupon Amount, the first Exchange Business Day on which the notes trade without the right to receive that Coupon Amount. Under current NYSE Arca practice, the Coupon Ex-Date will generally be the second Exchange Business Day immediately preceding the applicable Coupon Record Date; however, beginning in early September 2017, under NYSE Arca practice, the Coupon Ex-Date will generally be the first Exchange Business Day immediately preceding the applicable Coupon Record Date. For purposes of this paragraph, “Exchange Business Day” means any day on which the primary exchange or market for trading of the notes is scheduled to be open for trading.

Coupon Record Date:

The 9th Index Business Day following each Coupon Valuation Date

Coupon Payment Date:

The 15th Index Business Day following each Coupon Valuation Date

Terms Relating to Issuer Redemption

Early Redemption:

On any Business Day on or after December 15, 2017, we may, in our sole discretion, redeem the notes, in whole or in part. If we exercise our right to redeem your notes, we will deliver an irrevocable redemption notice (the “Redemption Notice”) to The Depository Trust Company

(“DTC”) (the holder of the global note(s) evidencing the notes) at least five Business Days prior to the Redemption Valuation Date specified in the Redemption Notice. If fewer than all the notes are to be redeemed, we will specify in the Redemption Notice the principal amount of notes to be redeemed, and the Trustee will select the notes to be redeemed pro rata, by lot or in such manner as it deems appropriate and fair.

Payment upon Early Redemption:

If we exercise our right to redeem your notes prior to maturity, for each note selected for redemption by the Trustee, you will receive on the Redemption Date a cash payment equal to the Closing Intrinsic Note Value as of the final day of the Measurement Period with respect to the Redemption Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

Redemption Valuation Date:

The date specified as the Redemption Valuation Date in the Redemption Notice

Redemption Settlement Date:

Unless otherwise specified in the Redemption Notice, the day that follows the final day in the Measurement Period with respect to the Redemption Valuation Date by a number of Business Days corresponding to the standard settlement cycle, which is currently three Business Days and which will be two Business Days beginning in early September 2017. In no event will the Redemption Notice specify a Redemption Settlement Date that follows the final day in the Measurement Period by more than five Business Days.

Terms Relating to Weekly Repurchase Right

Early Repurchase:

On a weekly basis, you may request that we repurchase a minimum of 50,000* notes if you comply with the procedures described under “— Repurchase Procedures” below and unless we have delivered a Redemption Notice to DTC to redeem all of the outstanding notes. We may from time to time, in our sole discretion, reduce the minimum number of notes required for an early repurchase on a consistent basis for all holders of the notes, but we are under no obligation to do so.

Payment upon Early Repurchase:

Subject to your compliance with the required procedures, upon early repurchase, for each note, you will receive on the relevant Repurchase Date a cash payment equal to the Closing Intrinsic Note Value minus the Repurchase Fee Amount, each as of the final day in the Measurement Period with respect to the Repurchase Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

Repurchase Fee Amount:

As of any date of determination, an amount per note in cash equal to 0.125% of the Closing Intrinsic Note Value as of that date (but excluding any Unpaid Coupon Amount included in that Closing Intrinsic Note Value)

Repurchase Valuation Date:

The last Index Business Day of each week, generally Friday

PS-3 | Structured Investments Cushing® 30 MLP Index ETNs

Repurchase Date:

Unless otherwise specified in the Issuer’s acknowledgement, the day that follows the final day in the Measurement Period with respect to the Repurchase Valuation Date by a number of Business Days corresponding to the standard settlement cycle, which is currently three Business Days and which will be two Business Days beginning in early September 2017. In no event will the Issuer’s acknowledgement specify a Repurchase Date that follows the final day in the Measurement Period by more than five Business Days.

Repurchase Notice:

A repurchase notice in the form attached to this pricing supplement as Annex A

Repurchase Procedures:

In order to request that we repurchase your notes, you must instruct your broker or other person through which you hold your notes to take the following steps:

•	send a completed Repurchase Notice to us via email at ETN_Repurchase@jpmorgan.com by no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date;

•	instruct your DTC custodian to book a delivery versus payment trade with respect to your notes on the final day in the Measurement Period with respect to the relevant Repurchase Valuation Date at a price equal to the amount payable upon early repurchase of the notes; and

•	cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the relevant Repurchase Date.

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the notes in respect of those deadlines.

Once delivered, a Repurchase Notice may not be revoked. If we do not receive your Repurchase Notice by the deadline, your Repurchase Notice will not be effective. The Issuer or its affiliate must acknowledge receipt of the Repurchase Notice on the same Business Day for it to be effective, which acknowledgment will be deemed to evidence its acceptance of your repurchase request. The Note Calculation Agent will, in its sole discretion, resolve any questions that may arise as to the validity of a Repurchase Notice and the timing of receipt of a Repurchase Notice.

Questions about repurchase procedures should be directed to ETN_Repurchase@jpmorgan.com.

Additional Terms

Business Day:

Any day other than a day on which the banking institutions in the City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted

Index Business Day:

Any day on which the Primary Exchange and the Related Exchange with respect to each Index Component are scheduled to be open for trading

Primary Exchange:

With respect to each Index Component, the primary exchange or market of trading of that Index Component

Related Exchange:

With respect to each Index Component, each exchange or quotation system where trading has a material effect (as determined by the Note Calculation Agent) on the overall market for futures or options contracts relating to that Index Component

Disrupted Day:

With respect to an Index Component, a day on which the Primary Exchange or any Related Exchange with respect to that Index Component fails to open for trading during its regular trading session or on which a market disruption event (as described in the accompanying product supplement) with respect to that Index Component has occurred or is continuing, and, in each case, the occurrence of which is determined by the Note Calculation Agent to have a material effect on the VWAP Level

Index Sponsor: Cushing Asset Management, LP (“Cushing”)

Index Calculation Agent: S&P Dow Jones Indices LLC

VWAP Calculation Agent: NYSE Arca

Note Calculation Agent: J.P. Morgan Securities LLC (“JPMS”)

Trustee: Deutsche Bank Trust Company Americas

* Subject to adjustment in the event of a split or reverse split of the notes as described under “Split or Reverse Split of the Notes” in the accompanying product supplement

** Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of an Averaging Date” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

PS-4 | Structured Investments Cushing® 30 MLP Index ETNs

What Is the Cushing® 30 MLP Index?

The return on the notes is linked to the performance of the Cushing® 30 MLP Index, which we refer to as the Index, as measured by its VWAP Level, and to cash distributions on its components. The VWAP Level reflects the volume-weighted average prices of the components of the Index.

The Index tracks the performance of publicly traded equity securities of 30 U.S.-based companies that are engaged in, or that hold an entity that is engaged in, the midstream activities of transportation, storage, processing or production of energy commodities. These securities are publicly traded limited or general partnership interests of partnerships or common units of limited liability companies or C corporations of operating companies (each, an “MLP”) and are chosen for inclusion in the Index according to a proprietary valuation model developed by Cushing that evaluates various financial criteria to rank potential MLPs for inclusion in the Index. We refer to MLPs whose securities are included in the Index as “Index Components.”

The Index Components are equally weighted in connection with each quarterly rebalance.

How Are Payments on the Notes Determined, and What Fees Are Incurred by Investors in the Notes?

The notes may pay a variable quarterly coupon linked to cash distributions on the Index Components over a relevant quarterly period, which we refer to as the Reference Distribution Amount, less the Accrued Investor Fee of 0.95% per annum. In addition, at maturity or upon early repurchase or redemption, the notes provide for a cash payment based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period less, in the case of an early repurchase, a Repurchase Fee Amount of 0.125% of that Closing Intrinsic Note Value (but excluding any Unpaid Coupon Amount).

The Accrued Investor Fee is incurred by all investors in the notes and is deducted in connection with each Coupon Payment. In addition, if the Reference Distribution Amount used to calculate the Stub Coupon Amount on any Index Business Day (other than an actual Coupon Valuation Date) is less than the Accrued Investor Fee used to calculate that Stub Coupon Amount, an amount equal to the difference between the Accrued Investor Fee and the Reference Distribution Amount, which we refer to as the Investor Fee Shortfall, will be deducted in calculating the Closing Intrinsic Note Value and each Intraday Intrinsic Note Value on that Index Business Day. Accordingly, the payment at maturity or upon early repurchase or redemption will be reduced by the amount of any Investor Fee Shortfall reflected in the relevant Closing Intrinsic Note Value.

The Repurchase Fee Amount is borne by investors in the notes who submit notes for repurchase prior to maturity.

Coupon Payments and the Accrued Investor Fee

For each note you hold on a Coupon Record Date, you will receive on the immediately following Coupon Payment Date an amount in cash equal to the Coupon Amount, if any, as of the immediately preceding Coupon Valuation Date.

The Coupon Amount as of any Coupon Valuation Date will equal:

•	the Reference Distribution Amount with respect to that Coupon Valuation Date, minus

•	the Accrued Investor Fee with respect to that Coupon Valuation Date,

provided that the Coupon Amount will not be less than $0.

The Accrued Investor Fee accrues on a daily basis at a rate of 0.95% per annum, applied to the Principal Amount, as adjusted to reflect the performance of the Index from the Initial VWAP Level to the VWAP Level on the Index Business Day immediately preceding the relevant Coupon Valuation Date. On any Index Business Day, the VWAP Level reflects the weighted VWAPs of the Index Components, where the VWAP of each Index Component is the volume-weighted average price of one share of that Index Component as determined by the VWAP Calculation Agent based on the Primary Exchange for that Index Component. If the VWAP Level increases, the amount of the Accrued Investor Fee will increase, and if the VWAP Level decreases, the amount of the Accrued Investor Fee will decrease.

The Accrued Investor Fee will reduce each Coupon Amount. In addition, no Coupon Payment will be payable with respect to a Coupon Valuation Date if the Reference Distribution Amount is less than the Accrued Investor Fee, even if that Reference Distribution Amount is positive. You are not guaranteed any Coupon Payments.

Coupon Payments on the notes will be payable quarterly in arrears on the fifteenth Index Business Day following each Coupon Valuation Date.

For information about the precise mechanics used to determine the Reference Distribution Amount and the Accrued Investor Fee, see “Key Terms — Terms Relating to Coupon Payments” above.

Payment at Maturity or upon Early Repurchase or Redemption

Payment at maturity. For each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment equal to the Closing Intrinsic Note Value as of the final day of the Measurement Period with respect to the Final Valuation Date. If that amount is less than or equal to zero, the payment at maturity will be $0.

Payment upon early redemption. On any Business Day on or after December 15, 2017, we may, in our sole discretion, redeem the notes, in whole or in part. If we exercise our right to redeem your notes prior to maturity, for each note selected for redemption by the Trustee, you will receive on the Redemption Date a cash payment equal to the Closing Intrinsic Note Value as of the final day of the Measurement Period with respect to the Redemption Valuation Date. If that amount is less than or equal to zero, the payment upon early redemption will be $0.

PS-5 | Structured Investments Cushing® 30 MLP Index ETNs

Payment upon early repurchase. On a weekly basis, you may request that we repurchase a minimum of 50,000 notes if you comply with the required procedures, subject to a repurchase fee of 0.125%. Upon early repurchase, for each note, you will receive on the relevant Repurchase Date a cash payment equal to the Closing Intrinsic Note Value minus the Repurchase Fee Amount, each as of the final day in the Measurement Period with respect to the Repurchase Valuation Date. If that amount is less than or equal to zero, the payment upon early repurchase will be $0.

The Repurchase Fee Amount as of any date of determination is equal to 0.125% of the Closing Intrinsic Note Value as of that date (but excluding any Unpaid Coupon Amount included in that Closing Intrinsic Note Value). Accordingly, the Repurchase Fee Amount will vary based on the performance of the VWAP Level, the Stub Coupon Amount and any Investor Fee Shortfall with respect to the Stub Coupon Amount.

Closing Intrinsic Note Value. As of any date of determination, the Closing Intrinsic Note Value is an amount per note equal to:

•	the Principal Amount, multiplied by the Index Ratio as of that date, plus

•	the Coupon Amount as of that date, calculated as if that date were a Coupon Valuation Date, which we refer to as the Stub Coupon Amount, minus

•	any Investor Fee Shortfall with respect to that Stub Coupon Amount.

In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Closing Intrinsic Note Value will also include that Coupon Amount, which we refer to as an Unpaid Coupon Amount.

For purposes of determining the Closing Intrinsic Note Value in connection with any payment at maturity or upon early repurchase or redemption, the Index Ratio as of the final day of the relevant Measurement Period reflects the performance of the Index from the Initial VWAP Level to the arithmetic average of the VWAP Levels on the five Index Business Days in that Measurement Period, which we refer to as the Final VWAP Level.

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You may lose some or all of your principal amount at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than their principal amount if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP Level and the negative effect of any Accrued Investor Fee reflected in any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

Timing of Payment upon Early Repurchase

Because the payment upon early repurchase is based on the average VWAP Level over a five-day Measurement Period that begins after the deadline for submitting a Repurchase Notice, you will not know the payment upon early repurchase amount you will receive at the time you elect to request that we repurchase your notes. For example, if you request that we repurchase your notes in connection with the Repurchase Valuation Date occurring on Friday, August 4, 2017, the following timeline will apply:

Thursday, August 3, 2017	A Repurchase Notice must be received by 4:00 p.m. New York City time, and the Issuer or its affiliate must acknowledge receipt.

Friday, August 4, 2017* – Thursday, August 10, 2017*	The amount payable upon early repurchase is determined, based in part, on the average VWAP Level over a five-Index Business Day Measurement Period.

Tuesday, August 15, 2017*	The payment upon early repurchase is made on the third** Business Day following the last Index Business Day in the Measurement Period, assuming that the Issuer’s acknowledgement does not specify a different Repurchase Date.

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of an Averaging Date” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

** Beginning in early September 2017, the settlement cycle will standard settlement cycle will be shortening such that the payment upon early repurchase would be made on the second Business Day following the last Index Business Day in the Measurement Period, assuming that the Issuer’s acknowledgement does not specify a different Repurchase Date.

Understanding the Value of the Notes

The initial offering price was determined on the Inception Date. The initial offering price, the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value are not the same as the trading price, which is the price at which you may be able to sell your notes in the secondary market, if one exists. An explanation of each of those values is set forth below:

Initial Offering Price to the Public

The initial offering price to the public is equal to the Principal Amount of the notes. The initial offering price reflects the value of the notes only on the Inception Date.

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Closing Intrinsic Note Value / Daily Closing Intrinsic Note Value

The Closing Intrinsic Note Value is calculated and published on each Index Business Day and is meant to approximate the intrinsic value of the notes at the close on that day, but the published value is not the same as the Closing Intrinsic Note Value used to calculate any payment at maturity or upon early repurchase or redemption. We refer to the published value as the Daily Closing Intrinsic Note Value.

The Closing Intrinsic Note Value on any date of determination reflects the Principal Amount of the notes, as adjusted by the Index Ratio on that date, plus the Stub Coupon Amount on that date, less any Investor Fee Shortfall with respect to that Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Closing Intrinsic Note Value will also include any Unpaid Coupon Amount.

The Index Ratio for the Daily Closing Intrinsic Note Value reflects the VWAP Level on that Index Business Day as compared to the Initial VWAP Level. However, the payment at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using an Index Ratio that reflects the average VWAP Level over a five-day Measurement Period as compared to the Initial VWAP Level (subject to a repurchase fee of 0.125% in the case of an early repurchase).

The Closing Intrinsic Note Value is not the closing price or any other trading price of the notes in the secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of your notes or as a recommendation to transact in the notes at the stated price. The trading price of the notes at any time may vary significantly from the Closing Intrinsic Note Value due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads.

Intraday Intrinsic Note Value

The Intraday Intrinsic Note Value is calculated and published by NYSE Arca every 15 seconds during NYSE Arca’s Core Trading Session, which is currently from 9:30 a.m. to 4:00 p.m., New York City time, on each Index Business Day and is meant to approximate the intrinsic value of the notes at that time. Accordingly, the Intraday Intrinsic Note Value at any time reflects the Principal Amount of the notes, as adjusted by the cumulative performance of the Index (calculated using the level of the Index at that time rather than the VWAP Level) from the Initial VWAP Level, plus the Stub Coupon Amount on that Index Business Day, less any Investor Fee Shortfall with respect to that Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Intraday Intrinsic Note Value will also include any Unpaid Coupon Amount. Because the calculation of the Intraday Intrinsic Note Value is calculated every 15 seconds, the level of the Index (which is also calculated every 15 seconds) is used instead of the VWAP Level (which is calculated only once each day).

The Intraday Intrinsic Note Value is not the closing price or any other trading price of the notes in the secondary market and is not intended as a price or quotation, or as an offer or solicitation for the purchase or sale of your notes or as a recommendation to transact in the notes at the stated price. No payments on the notes will be based on the Intraday Intrinsic Note Value. The trading price of the notes at any time may vary significantly from the Intraday Intrinsic Note Value at that time due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads.

Trading Price

The market value of the notes at any given time, which we refer to as the Trading Price, is the price at which you may be able to sell your notes in the secondary market, if one exists. The Trading Price of the notes at any time may vary significantly from the Intraday Intrinsic Note Value or the Closing Intrinsic Note Value due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads. These and other factors may cause the notes to trade at a premium or discount, which may be significant, in relation to the Intraday Intrinsic Note Value or the Closing Intrinsic Note Value. Investors can compare the trading price, if any, of the notes against the Intraday Intrinsic Note Value to determine whether the notes are trading in the secondary market at a premium or a discount to the intrinsic value of the notes at any given time.

If you pay a premium for the notes above the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market. In addition, the payment on the notes at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period, which may vary significantly from the trading price of the notes and will not reflect any premium. Furthermore, if you sell your notes in the market at a time when the notes are trading at a discount below the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you will receive less than the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value.

Bloomberg Ticker Symbols

The Bloomberg ticker symbols under which information relating to the Index can be located are set forth below. The publication of this information may occasionally be subject to delay or postponement.

Intraday Index Level:	MLPX
Closing Index Level:	MLPX
VWAP Level:	MLPXVWAP

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The Bloomberg ticker symbols and Bloomberg websites under which information relating to the notes can be located are set forth below. The publication of the Intraday Intrinsic Note Value on the Bloomberg website below will be subject to a delay of at least 15 minutes, and the publication of the other information below may also occasionally be subject to delay or postponement. The information on the Bloomberg websites set forth below is not incorporated by reference into this pricing supplement and should not be considered part of this pricing supplement.

Daily Closing Intrinsic Note Value*:	PPLNVWAP	www.bloomberg.com/quote/PPLNVWAP:IND
Intraday Intrinsic Note Value:	PPLNIV	www.bloomberg.com/quote/PPLNIVDL:IND
Trading Price of the Notes:	PPLN	www.bloomberg.com/quote/PPLN:US
Interim Coupon or Shortfall Amount**:	PPLNEU	www.bloomberg.com/quote/PPLNEU:IND

* The Daily Closing Intrinsic Note Value on any date of determination is the Closing Intrinsic Note Value on that date calculated using the VWAP Level on that date. However, the payment at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period.

** The Interim Coupon or Shortfall Amount on any day represents the adjustment made in the calculation of the Closing Intrinsic Note Value as of that day to reflect the Stub Coupon Amount, any Investor Fee Shortfall with respect to the Stub Coupon Amount and any Unpaid Coupon Amount. Accordingly, as of any date of determination, the Interim Coupon or Shortfall Amount is equal to the Coupon Amount as of that date, calculated as if that date were a Coupon Valuation Date, less any Investor Fee Shortfall with respect to the Stub Coupon Amount. In addition, if the Coupon Ex-Date with respect to the Coupon Amount as of the immediately preceding Coupon Valuation Date has not yet occurred, the Interim Coupon or Shortfall Amount will also include any Unpaid Coupon Amount. The Interim Coupon or Shortfall Amount will be negative if the cash distributions on the Index Components over the relevant period are insufficient to offset the Accrued Investor Fee. While the Interim Coupon or Shortfall Amount is calculated and published in connection with each Index Business Day, the Coupon Amount will be calculated and paid quarterly.

Reopening Issuances

In our sole discretion, and without providing you notice or obtaining your consent, we may decide to issue and sell additional notes from time to time. These further issuances, if any, will be consolidated to form a single sub-series with the originally issued notes, will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement.

However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. Unless we indicate otherwise, if we suspend selling additional notes, we reserve the right to resume selling additional notes at any time, which might result in the reduction or elimination of any premium in the trading price. If you pay a premium for the notes above the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market.

A suspension of additional issuances of the notes could result in a significant reduction in the number of outstanding notes if investors subsequently exercise their right to have the notes repurchased by us. Accordingly, the number of outstanding notes, and their liquidity, could vary substantially over the term of the notes.

For more information on such additional offerings, see “General Terms of Notes — Reopening Issuances” in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

You may lose some or all of your principal amount at maturity or upon early repurchase or redemption. The aggregate payments on your notes will be less than their principal amount if any Coupon Payments (which reflect the negative effect of the Accrued Investor Fee) are insufficient to offset any decrease in the VWAP Level and the negative effect of any Accrued Investor Fee reflected in any Investor Fee Shortfall (and, in the case of early repurchase, the Repurchase Fee Amount).

•	YOU ARE NOT GUARANTEED ANY COUPON PAYMENTS —

No Coupon Payment will be payable with respect to a Coupon Valuation Date if the Reference Distribution Amount is less than the Accrued Investor Fee, even if that Reference Distribution Amount is positive. The Reference Distribution Amount reflects cash distributions on the Index Components over a relevant quarterly period, and the Accrued Investor Fee represents a fee of 0.95% per annum.

In addition, the Coupon Amount as of any Coupon Valuation Date will reflect only the excess of the Reference Distribution Amount over the Accrued Investor Fee with respect to that Coupon Valuation Date. Any reduction in or elimination of the

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cash distributions of one or more Index Component will similarly reduce the Reference Distribution Amount and the amount of the relevant Coupon Payment, if any.

•	THE ACCRUED INVESTOR FEE AND THE REPURCHASE FEE AMOUNT WILL REDUCE AMOUNTS PAYABLE ON THE NOTES —

Each Coupon Amount reflects the deduction of an investor fee of 0.95% per annum, which will reduce each Coupon Amount, if any. The actual amount of the deduction will vary and will depend on the total number of calendar days during the relevant Coupon Accrual Period and the VWAP Level as of the immediately preceding Index Business Day that is not a Disrupted Day for any Index Component.

In addition, if the Reference Distribution Amount used to calculate the Stub Coupon Amount on any Index Business Day (other than an actual Coupon Valuation Date) is less than the Accrued Investor Fee used to calculate that Stub Coupon Amount, an amount equal to the difference between the Accrued Investor Fee and the Reference Distribution Amount, which we refer to as the Investor Fee Shortfall, will be deducted in calculating the Closing Intrinsic Note Value and each Intraday Intrinsic Note Value on that Index Business Day. Accordingly, the payment at maturity or upon early repurchase or redemption will be reduced by the amount of any Investor Fee Shortfall reflected in the relevant Closing Intrinsic Note Value.

Furthermore, a Repurchase Fee Amount of 0.125% of the Closing Intrinsic Note Value as of the final day of the relevant Measurement Period (but excluding any Unpaid Coupon Amount included in that Closing Intrinsic Note Value) is deducted in determining the amount payable upon early repurchase. As a result, the Repurchase Fee Amount will reduce the amount payable upon early repurchase.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

The Note Calculation Agent will make all necessary calculations and determinations in connection with the notes, including calculations and determinations relating to any payments on the notes, market disruption events, splits and reverse splits of the notes and the replacement of the Index with a successor index. Exercises of discretion by JPMS in its role as Note Calculation Agent could adversely affect the value of the notes.

In our sole discretion, and without providing you notice or obtaining your consent, we may decide to issue and sell additional notes from time to time. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. Any notes held by us or an affiliate in inventory may be sold or lent to market participants who may have made short sales of the notes.

•	THE EARLY REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If we elect to redeem your notes early, the term of the notes may be reduced to as short as approximately six months and you may lose some or all of your principal amount upon early redemption. You will not receive any further payments, including any Coupon Payments, after the applicable Redemption Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk.

•	THE PAYMENT ON THE NOTES IS LINKED TO THE VWAP LEVELS, NOT TO THE CLOSING LEVELS OF THE INDEX —

The payment at maturity or upon early repurchase or redemption is linked to the performance of the Final VWAP Level with respect to the relevant Measurement Period, as compared to the Initial VWAP Level. The Initial VWAP Level is the VWAP Level on the Inception Date, and each Final VWAP Level is the arithmetic average of the VWAP Levels over five consecutive Index Business Days. Although the VWAP Level is intended to track the performance of the Index, the

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calculation of the VWAP Level is different from the calculation of the official closing level of the Index, and the VWAP Level will not necessarily correlate with the performance of the official closing level of the Index. The official closing level of the Index may vary significantly from the VWAP Level. Therefore, the payment at maturity or upon early repurchase or redemption may be different from, and may be significantly less than, the payment you would receive if that payment were determined by reference to the official closing level of the Index.

•	A TRADING MARKET MAY NOT DEVELOP —

Although the notes are listed on NYSE Arca, no assurance can be given as to the continued listing for the term of the notes, or the liquidity or trading market for the notes. There can be no assurance that a secondary market for the notes will develop. We are not required to maintain a listing on NYSE Arca or any other exchange.

•	THE TRADING PRICE OF THE NOTES IN ANY SECONDARY MARKET MAY DIFFER SIGNIFICANTLY FROM THE CLOSING INTRINSIC NOTE VALUE AND INTRADAY INTRINSIC NOTE VALUE —

The Closing Intrinsic Note Value is published on each Index Business Day and is meant to approximate the intrinsic value of the notes at the close on that day, and the Intraday Intrinsic Note Value is calculated every 15 seconds on each Index Business Day and is meant to approximate the intrinsic value of the notes at that time. See “Understanding the Value of the Notes” above in this pricing supplement. In contrast, the trading price of the notes at any time is the price at which you may be able to sell your notes in the secondary market at that time, if one exists.

The trading price of the notes at any time may vary significantly from the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value at that time due to, among other things, imbalances of supply and demand (including as a result of any decision of ours to issue, stop issuing or resume issuing additional notes), lack of liquidity, transaction costs, credit considerations and bid-offer spreads. If you pay a premium for the notes above the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you could incur significant losses if you sell your notes at a time when the premium is no longer present in the market. In addition, the payment on the notes at maturity or upon early repurchase or redemption will be determined based on the Closing Intrinsic Note Value calculated using the average VWAP Level over a five-day Measurement Period, which may vary significantly from the trading price of the notes and will not reflect any premium. Furthermore, if you sell your notes in the market at a time when the notes are trading at a discount below the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, you will receive less than the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value.

•	THE LIQUIDITY OF THE MARKET FOR THE NOTES MAY VARY MATERIALLY OVER TIME, INCLUDING AS A RESULT OF ANY DECISION OF OURS TO ISSUE, STOP ISSUING OR RESUME ISSUING ADDITIONAL NOTES —

In our sole discretion, and without providing you notice or obtaining your consent, we may decide to issue and sell additional notes from time to time. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected. Unless we indicate otherwise, if we suspend selling additional notes, we reserve the right to resume selling additional notes at any time, which might result in the reduction or elimination of any premium in the trading price. See “— The trading price of the notes in any secondary market may differ significantly from the Closing Intrinsic Note Value and Intraday Intrinsic Note Value” above.

In addition, affiliates of ours may engage in limited purchase and resale transactions in the notes, although they are not required to do so. The number of notes outstanding or held by persons other than our affiliates could be further reduced at any time due to early repurchase of the notes or due to our or our affiliates’ purchases of notes in the secondary market. A suspension of additional issuances of the notes could result in a significant reduction in the number of outstanding notes if investors subsequently exercise their right to have the notes repurchased by us.

Accordingly, the number of outstanding notes, and their liquidity, could vary substantially over the term of the notes. There may not be sufficient liquidity to enable you to sell your notes readily, and you may suffer substantial losses and/or sell your notes at prices substantially less than the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value, including being unable to sell them at all or only for a price of zero in the secondary market. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in this pricing supplement, including the condition that you may request repurchase of at least 50,000 notes at any one time and that you may only exercise your right to require us to repurchase the notes once per week. If the total number of outstanding notes is close to or below 50,000, you may not be able to purchase enough notes to meet the minimum size requirement in order to exercise your early repurchase right. The unavailability of the repurchase right can result in the notes trading in the secondary market at a discount below the Closing Intrinsic Note Value and the Intraday Intrinsic Note Value.

•	THERE ARE RESTRICTIONS ON THE MINIMUM NUMBER OF NOTES YOU MAY REQUEST THAT WE REPURCHASE AND THE DATES ON WHICH YOU MAY EXERCISE YOUR RIGHT TO HAVE US REPURCHASE YOUR NOTES —

If you elect to exercise your right to have us repurchase your notes, you must request that we repurchase at least 50,000 notes on the applicable Repurchase Date. If you own fewer than 50,000 notes, you will not be able to have us repurchase your notes. Your request that we repurchase your notes is valid only if we receive your Repurchase Notice by no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date (generally Thursday). Once delivered, a Repurchase Notice may not be revoked. If we do not receive your Repurchase Notice by the deadline, your Repurchase Notice will not be effective and we will not repurchase your notes on the corresponding Repurchase Date. In addition, because of the timing requirements of the Repurchase Notice and

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the five-Index Business Day Measurement Period, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market.

•	YOU WILL NOT KNOW THE PAYMENT UPON EARLY REPURCHASE OR THE REPURCHASE DATE AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES —

You will not know the amount payable upon early repurchase or the Repurchase Date at the time you elect to request that we repurchase your notes. Your notice must be received by us no later than 4:00 p.m., New York City time, on the Business Day immediately preceding the applicable Repurchase Valuation Date. The Issuer’s acknowledgement may specify a Repurchase Date that follows the final day in the Measurement Period by up to five Business Days. In addition, the amount payable upon early repurchase will not be determined until the final day of the Measurement Period with respect to the Repurchase Valuation Date, which is the fifth Index Business Day from the Repurchase Valuation Date, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of an Averaging Date” in the accompanying product supplement. As a result, you will be exposed to market risk in the event the market fluctuates after we receive your request.

•	JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions or recommendations could affect the market value of the notes —

JPMS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Index and the Index Components to which the notes are linked.

•	NO DISTRIBUTIONS OR VOTING RIGHTS —

As a holder of the notes, you will not have voting rights or rights to receive cash distributions or other rights that direct holders of the Index Components would have.

•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the VWAP Level and the level of the Index, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

•	the actual and expected volatility in the Index and the prices of the Index Components;

•	the time to maturity of the notes;

•	the market price and actual and expected distributions on the Index Components;

•	interest and yield rates in the market generally;

•	supply and demand for the notes, including inventory positions with any market maker (supply and demand for the notes will be affected by any decision of ours to issue, stop issuing or resume issuing additional notes);

•	the amount of the Accrued Investor Fee as of a particular determination date;

•	the Index Components and changes to those Index Components over time; and

•	a variety of economic, financial, political, regulatory and judicial events.

•	HYPOTHETICAL BACK-TESTED COUPON AMOUNTS AND ANNUALIZED YIELDS DO NOT REPRESENT ACTUAL COUPON AMOUNTS OR ANNUALIZED YIELDS AND ARE SUBJECT TO INHERENT LIMITATIONS —

The hypothetical back-tested Coupon Amounts and annualized yields set forth under “Hypothetical Back-Tested Data and Historical Information” in this pricing supplement are purely theoretical and do not represent actual Coupon Amounts or actual annualized yields and have not been verified by an independent third party. In addition, the hypothetical back-tested Coupon Amounts (and the corresponding annualized yields) set forth under “Hypothetical Back-Tested Data and Historical Information” in this pricing supplement were not calculated on the same basis as the Coupon Amounts payable under the notes because the Closing Intrinsic Note Values used in those calculations referenced the closing level of the Index on each date of determination instead of the VWAP Level on that date. Alternative modeling techniques or assumptions may produce different hypothetical Coupon Amounts and annualized yields that might prove to be more appropriate and that might differ significantly from the hypothetical Coupon Amounts and annualized yields set forth under “Hypothetical Back-Tested Data and Historical Information” in this pricing supplement. These back-tested results were calculated retroactively, and back-tested, hypothetical historical results have inherent limitations. As with actual historical data, hypothetical back-tested data should not be taken as an indication of future performance.

•	THE U.S. FEDERAL TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR —

There is no direct legal authority as to the proper U.S. federal income tax treatment of the notes, and we do not intend to request a ruling from the Internal Revenue Service (the “IRS”) regarding the notes. The IRS might not accept, and a court might not uphold, the treatment of the notes as “open transactions” that are not debt instruments, as described in “Tax Treatment” in this document and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could be materially affected. For example, the IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you would be required to recognize

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your allocable share of the taxable income earned by the MLPs, which in a particular taxable year could differ significantly from (and could be significantly greater than) the amount of cash payments you receive on the notes in that year. Alternatively, the IRS could seek to treat the notes as “contingent payment debt instruments.” In this event, you will be required to accrue into income original issue discount on your notes, with the result that your taxable income in any year could differ significantly from (and could be significantly higher than) the Coupon Amounts (if any) you receive in that year. In addition, any gain recognized at maturity, upon early repurchase or redemption or upon a sale or exchange of your notes generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Even if the notes are treated as open transactions that are not debt instruments, the notes could be treated as “constructive ownership transactions” within the meaning of Code Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”). Due to the lack of governing authority, our special tax counsel is unable to opine as to whether the constructive ownership rules apply to the notes. If applicable, the constructive ownership rules could recharacterize any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) as ordinary income, and impose an interest charge as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. The “net underlying long-term capital gain” is presumed to be zero unless you provide clear and convincing evidence to the contrary. You will be responsible for obtaining information necessary to determine the “net underlying long-term capital gain” with respect to the notes; we are not required, and do not intend, to supply you with such information. Accordingly, you should consult your tax advisers regarding the potential application of the constructive ownership rules.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Subject to discussion in the next paragraph, we expect that Coupon Amounts paid to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty, unless that income is effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI).

Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax (or a lower rate under the dividend provision of an applicable income tax treaty) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The applicable Treasury regulations generally require a “look through” of certain partnerships (“Covered Partnerships”) that own stock of U.S. corporations. It would be prudent to assume that many of the Index Components are Covered Partnerships. Accordingly, the applicable Treasury regulations can deem non-U.S. investors to be receiving dividend equivalents in respect of those underlying U.S. stocks even if no payments on the notes are directly traceable to any of these dividends. Withholding would be based on the amount of dividends paid on underlying U.S. stocks owned by Covered Partnerships that are Index Components underlying the notes during your ownership period. The aggregate amounts actually paid on those underlying U.S. stocks owned by Covered Partnerships that are Index Components underlying the notes during the applicable quarter may not be known until the following year, if at all. You should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of our estimate of the dividend equivalent amounts, which is highly likely to equal or exceed the actual dividend amounts from each Coupon Payment, and also to withhold 30% (subject to possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty) of the remaining portion of any Coupon Payment, in both cases assuming the income is not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). Our estimate of the dividend equivalent amounts may change from time to time. If you sell or otherwise dispose of the notes between Coupon Payment Dates, you should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amounts that has accrued since the immediately preceding Coupon Payment Date. Under applicable Treasury Regulations, withholding agents who have under-withheld on certain dividend amounts may adjust any withholding prior to March 15 of the following year without penalties. We will not provide any further information concerning the actual dividend equivalent amounts in any year, which may differ from our estimated dividend equivalent amounts in that year.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld. Non-U.S. Holders should consult their tax advisers regarding the potential application of withholding tax to the notes.

PS-12 | Structured Investments Cushing® 30 MLP Index ETNs

Risks Relating to the Index

•	THERE IS NO ASSURANCE THAT THE STRATEGY EMPLOYED BY THE INDEX WILL BE SUCCESSFUL —

The Index tracks the performance of publicly traded equity securities of 30 U.S.-based companies that are engaged in, or that hold an entity that is engaged in, the midstream activities of transportation, storage, processing or production of energy commodities. These securities are publicly traded limited or general partnership interests of partnerships or common units of limited liability companies or C corporations of operating companies (each, an “MLP”) and are chosen for inclusion in the Index according to a proprietary valuation model developed by Cushing that evaluates various financial criteria to rank potential MLPs for inclusion in the Index. There is, however, no assurance that the Index will outperform any other index or strategy that tracks MLPs selected using other criteria. In addition, the Index Components are weighted using an equal-weighting methodology. The performance of the VWAP Level and Coupon Payments on the notes may be lower than if a different weighting methodology were employed.

•	ENERGY MLP MARKET RISKS MAY AFFECT THE TRADING VALUE OF THE NOTES AND THE AMOUNT YOU WILL RECEIVE AT MATURITY —

We expect that the VWAP Level and the amount of any distributions on the Index Components will fluctuate in accordance with changes in the financial condition of the Index Components and certain other factors. The financial condition of the Index Components may become impaired or the general condition of the energy MLP market may deteriorate, either of which may cause a decrease in the VWAP Level and the amount of any distributions on the Index Components and thus in the value of the notes. Securities are susceptible to general market fluctuations and to volatile increases and decreases in value, as market confidence in and perceptions regarding the Index Components change. Investor perceptions of the Index Components are based on various and unpredictable factors, including expectations regarding government, economic, monetary, tax and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises. The VWAP Level and the amount of any distributions on the Index Components are expected to fluctuate over the term of the notes.

•	THE INDEX COMPONENTS ARE CONCENTRATED IN THE ENERGY INDUSTRY —

All or substantially all of the Index Components represent MLPs that have been issued by companies involved in the transportation, storage, processing or production of energy commodities. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers. MLPs in these industries are subject to risks specific to these industries including, but not limited to, the following:

•	reduced volumes of natural gas or other energy commodities available for transporting, processing or storing;

•	new construction risks and acquisition risk which can limit growth potential;

•	a sustained reduced demand for crude oil, natural gas and refined petroleum products resulting from a recession or an increase in market price or higher taxes;

•	changes in the regulatory environment;

•	extreme weather;

•	rising interest rates which could result in a higher cost of capital and drive investors into other investment opportunities; and

•	threats of attack by terrorists.

In addition, investments in securities of MLPs involve risks that differ from investments in common stock including risks related to limited control and limited rights to vote on matters affecting an MLPs, risks related to potential conflicts of interest between an MLP and its general partner, and cash flow risks.

Prices of securities of an MLP can be affected by fundamentals unique to the partnership, including earnings power and coverage ratio. Changes in the tax law affecting MLPs could adversely affect the price performance of securities of MLPs. These factors could affect the relevant industries and the MLPs operating in these industries and could cause some or all of the Index Components to decline in value, or to reduce their distributions, during the term of the notes.

•	THE INDEX MAY NOT BE REPRESENTATIVE OF THE U.S. INDUSTRIES FOR THE TRANSPORTATION, STORAGE, PROCESSING AND PRODUCTION OF ENERGY COMMODITIES —

While the Index Components are considered by Cushing to be U.S.-based and to be involved in the transportation, storage, processing or production of energy commodities, the Index Components and the Index itself may not be representative of these industries, which include many companies in addition to the 30 Index Components. As a result, the price performance of, and distributions on, the Index Components may lag behind the price performance of, and distributions on, the companies included in these industries as a whole.

•	AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS —

Most of the Index Components are smaller, non-diversified businesses that are exposed to the risks associated with small-capitalization companies, including the lack of capital funding to sustain or grow businesses and potential competition from larger, better financed and more diversified businesses. The stock prices of smaller companies may be more volatile than stock prices of large-capitalization companies. Small-capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.

PS-13 | Structured Investments Cushing® 30 MLP Index ETNs

•	THE INDEX CALCULATION AGENT MAY, IN ITS SOLE DISCRETION, DISCONTINUE THE PUBLIC DISCLOSURE OF THE INTRADAY LEVEL OF THE INDEX —

The Index Calculation Agent is not under any obligation to continue to calculate the intraday level of the Index or required to calculate similar levels for any successor index. If the Index Calculation Agent discontinues such public disclosure, we may not be able to provide the intraday levels related to the Index required to maintain any listing of the notes on NYSE Arca. If the notes become delisted, the liquidity of the market for the notes may be materially and adversely affected and you may sustain significant losses if you sell your notes in the secondary market.

PS-14 | Structured Investments Cushing® 30 MLP Index ETNs

Hypothetical Examples: Coupon Payments

The following example illustrates hypothetical Coupon Amounts on the notes over a hypothetical period of 12 quarters based on hypothetical Reference Distribution Amounts.

In addition, the hypothetical Coupon Amounts and returns set forth below assume that the notes are not repurchased or redeemed early, as well as the following:

•	an Initial VWAP Level of 100.00 and a constant VWAP Level of 100.00 over the hypothetical period (see “— Hypothetical Accrued Investor Fee Calculations” for an illustration of the effect of fluctuating VWAP Levels on the Accrued Investor Fee); and

•	an investor fee percentage of 0.95% per annum; and

•	each hypothetical quarterly period is a quarter of a year with 365 days.

The hypothetical Initial VWAP Level of 100.00 and the VWAP Level on the Index Business Day immediately preceding each Coupon Valuation Date of 100.00 have been chosen for illustrative purposes only and does not represent the actual Initial VWAP Level or a likely actual VWAP Level. The actual Initial VWAP Level is the VWAP Level on the Inception Date and is specified under “Key Terms — Terms Relating to Closing Intrinsic Note Value — Initial VWAP Level” in this pricing supplement. The actual VWAP Level will fluctuate over the term of the notes. For information about how the Accrued Investor Fee will vary as the VWAP Level varies, see “— Hypothetical Accrued Investor Fee Calculations” below.

Each hypothetical Reference Distribution Amount or Coupon Amount set forth below is for illustrative purposes only and may not be the actual Reference Distribution Amount or Coupon Amount applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Coupon Valuation Date	Reference Distribution Amount	Accrued Investor Fee	Coupon Amount
First	$0.1000	$0.0475	$0.0525
Second	$0.0250	$0.0475	$0.0000
Third	$0.2000	$0.0475	$0.1525
Fourth	$0.1250	$0.0475	$0.0775
Fifth	$0.0400	$0.0475	$0.0000
Sixth	$0.1125	$0.0475	$0.0650
Seventh	$0.0875	$0.0475	$0.0400
Eighth	$0.0500	$0.0475	$0.0025
Ninth	$0.1750	$0.0475	$0.1275
Tenth	$0.0000	$0.0475	$0.0000
Eleventh	$0.1250	$0.0475	$0.0775
Twelfth	$0.0625	$0.0475	$0.0150

Because the Reference Distribution Amount with respect to each of the second, fifth and tenth Coupon Valuation Dates is less than the Accrued Investor Fee with respect to those Coupon Valuation Dates, no Coupon Payment will be made with respect to those Coupon Valuation Dates.

See “Hypothetical Back-Tested Data and Historical Information — Hypothetical Back-Tested Coupon Amounts and Annualized Yields” for in this pricing supplement for hypothetical back-tested Coupon Amounts.

Hypothetical Accrued Investor Fee Calculations

For illustrative purposes only, the example above assumes an Initial VWAP Level of 100.00 and a constant VWAP Level of 100.00 over the hypothetical period. As a result, the Index Ratio used to calculate the Accrued Investor Fee in the example above is equal to 1.00. However, the actual VWAP Level and, therefore, the Index Ratio and the Accrued Investor Fee will fluctuate over the term of the notes.

The Accrued Investor Fee will reduce each Coupon Amount. In addition, no Coupon Payment will be payable with respect to a Coupon Valuation Date if the Reference Distribution Amount is less than the Accrued Investor Fee, even if that Reference Distribution Amount is positive. You are not guaranteed any Coupon Payments.

In addition, if the Reference Distribution Amount used to calculate the Stub Coupon Amount on any Index Business Day (other than an actual Coupon Valuation Date) is less than the Accrued Investor Fee used to calculate that Stub Coupon Amount, an amount equal to the difference between the Accrued Investor Fee and the Reference Distribution Amount, which we refer to as the Investor Fee Shortfall, will be deducted in calculating the Closing Intrinsic Note Value and each Intraday Intrinsic Note Value on that Index Business Day. Accordingly, the payment at maturity or upon early repurchase or redemption will be reduced by the amount of any Investor Fee Shortfall reflected in the relevant Closing Intrinsic Note Value.

The following table illustrates the hypothetical Accrued Investor Fee on the notes for a hypothetical quarterly period, assuming a range of VWAP Levels as of the Index Business Day immediately preceding the relevant Coupon Valuation Date.

PS-15 | Structured Investments Cushing® 30 MLP Index ETNs

In addition, the hypothetical Coupon Amounts and returns set forth below assume that the notes are not repurchased or redeemed early, as well as the following:

•	an Initial VWAP Level of 100.00

•	an investor fee percentage of 0.95% per annum; and

•	the hypothetical quarterly period is a quarter of a year with 365 days.

The hypothetical Initial VWAP Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial VWAP Level. The actual Initial VWAP Level is the VWAP Level on the Inception Date and is specified under “Key Terms — Terms Relating to Closing Intrinsic Note Value — Initial VWAP Level” in this pricing supplement. We cannot predict the actual VWAP Level on any Index Business Day.

Each hypothetical Accrued Investor Fee set forth below is for illustrative purposes only and may not be the actual Accrued Investor Fee applicable to a purchaser of the notes. The actual Accrued Investor Fee may be higher than the amounts shown in the table below. The numbers appearing in the following table have been rounded for ease of analysis.

VWAP Level	Index Ratio	Accrued Investor Fee
200.00	200.00%	$0.0950
180.00	180.00%	$0.0855
160.00	160.00%	$0.0760
140.00	140.00%	$0.0665
120.00	120.00%	$0.0570
100.00	100.00%	$0.0475
80.00	80.00%	$0.0380
60.00	60.00%	$0.0285
40.00	40.00%	$0.0190
20.00	20.00%	$0.0095

Hypothetical Examples: Payment at Maturity or upon Early Repurchase or Redemption

The following examples illustrate the hypothetical total return and payment at maturity or upon early repurchase or redemption on the notes. For illustrative purposes only, the hypothetical total returns and payments set forth below assume the following:

•	an Initial VWAP Level of 100.00;

•	an investor fee percentage of 0.95% per annum;

•	a repurchase fee percentage of 0.125%;

•	the Final VWAP Level on any date of determination is the VWAP Level on that date (the Final VWAP Level is actually the arithmetic average of the VWAP Levels on the five Index Business Days in the relevant Measurement Period);

•	the VWAP Level increases or decreases, as applicable, on approximately a straight-line basis over each year (the actual VWAP Level on any Index Business Day will reflect the volume-weighted average prices of the Index Components on that Index Business Day);

•	the Reference Distribution Amount with respect to each Coupon Valuation Date is $0 (the actual Reference Distribution Amount will vary and will be greater than $0 if any Index Component makes a cash distribution with an ex-dividend date during the relevant Coupon Accrual Period);

•	each “Year End” shown in the table below represents an Index Business Day that is not a Coupon Valuation Date and that occurs on an anniversary of the Initial Issue Date of June 15, 2017; and

•	each “Year End” Index Business Day occurs 61 calendar days after the immediately preceding Coupon Valuation Date (this would occur, for example, if the Coupon Valuation Date immediately preceding the “Year End” Index Business Day occurred on April 15 of each year).

The hypothetical Initial VWAP Level of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial VWAP Level. The actual Initial VWAP Level is the VWAP Level on the Inception Date and is specified under “Key Terms — Terms Relating to Closing Intrinsic Note Value — Initial VWAP Level” in this pricing supplement. We cannot predict the actual VWAP Level on any Index Business Day.

Because the Reference Distribution Amount with respect to each Coupon Valuation Date is assumed to be $0, the Stub Coupon Amount and Unpaid Coupon Amount would also be $0 on each Index Business Day over the term of the notes. Under these circumstances, no Coupon Payments would be made over the term of the notes.

In addition, because the Reference Distribution Amount with respect to each Coupon Valuation Date is assumed to be $0, the investor fee would not be offset by cash dividends on the Index Components. Under these circumstances, the Investor Fee Shortfall would be greater than $0 and would equal the full Accrued Investor Fee accrued over the assumed 61 calendar days since the immediately preceding Coupon Valuation Date. Any actual Investor Fee Shortfall on an Index Business Day other

PS-16 | Structured Investments Cushing® 30 MLP Index ETNs

than a Coupon Valuation Date will include the portion of the Accrued Investor Fee that has accrued over the period since the immediately preceding Coupon Valuation Date (which period may be as long as 93 days), as offset by any Reference Distribution Amount. Any actual Investor Fee Shortfall may be greater than the amounts shown below.

While the Investor Fee Shortfall is set equal to $0 on any actual Coupon Valuation Date, the payment at maturity and any payment upon early repurchase or redemption based on a Closing Intrinsic Note Value determined on an Index Business Day other than an actual Coupon Valuation Date will be reduced by the amount of any Investor Fee Shortfall that is reflected in the relevant Closing Intrinsic Note Value. The Investor Fee Shortfall will be $0 on any Index Business Day on which the Reference Distribution Amount is greater than the Accrued Investor Fee.

If the notes are repurchased or redeemed, the payment upon early repurchase or redemption will be the applicable Closing Intrinsic Note Value minus, in the case of an early repurchase, the applicable Repurchase Fee Amount.

Each hypothetical total return, payment and Closing Intrinsic Note Value set forth below is for illustrative purposes only and may not be the actual total return, payment or Closing Intrinsic Note Value applicable to a purchaser of the notes. In addition, if you purchase the notes at a price that is higher or lower than the Principal Amount, the return on your notes represented by the payment at maturity or upon early repurchase or redemption will be different from the returns set forth in the examples below. The numbers appearing in the following tables have been rounded for ease of analysis.

Example 1 — The VWAP Level increases by 3% each year over the term of the notes.

Year End	VWAP Level	Investor Fee Shortfall	Closing Intrinsic Note Value	Percent of Principal Amount	Repurchase Fee Amount
—	100.0000	—	$20.0000	100.00%	—
First	103.0000	$0.0327	$20.5673	102.84%	$0.0257
Second	106.0900	$0.0337	$21.1843	105.92%	$0.0265
Third	109.2727	$0.0347	$21.8198	109.10%	$0.0273
Fourth	112.5509	$0.0357	$22.4744	112.37%	$0.0281
Fifth	115.9274	$0.0368	$23.1487	115.74%	$0.0289
Sixth	119.4052	$0.0379	$23.8431	119.22%	$0.0298
Seventh	122.9874	$0.0390	$24.5584	122.79%	$0.0307
Eighth	126.6770	$0.0402	$25.2952	126.48%	$0.0316
Ninth	130.4773	$0.0414	$26.0540	130.27%	$0.0326
Tenth	134.3916	$0.0427	$26.8357	134.18%	$0.0335
Eleventh	138.4234	$0.0440	$27.6407	138.20%	$0.0346
Twelfth	142.5761	$0.0453	$28.4699	142.35%	$0.0356
Thirteenth	146.8534	$0.0466	$29.3240	146.62%	$0.0367
Fourteenth	151.2590	$0.0480	$30.2038	151.02%	$0.0378
Fifteenth	155.7967	$0.0495	$31.1099	155.55%	$0.0389
Sixteenth	160.4706	$0.0510	$32.0432	160.22%	$0.0401
Seventeenth	165.2848	$0.0525	$33.0045	165.02%	$0.0413
Eighteenth	170.2433	$0.0541	$33.9946	169.97%	$0.0425
Nineteenth	175.3506	$0.0557	$35.0144	175.07%	$0.0438
Twentieth	180.6111	$0.0573	$36.0649	180.32%	$0.0451

If the notes are not repurchased or redeemed early, the payment at maturity will be $36.0649 per note, representing a gain on principal of 80.32% and an annualized return of 2.99% per annum.

Example 2 — The VWAP Level decreases by 3% each year over the term of the notes.

Year End	VWAP Level	Investor Fee Shortfall	Closing Intrinsic Note Value	Percent of Principal Amount	Repurchase Fee Amount
—	100.0000	—	$20.0000	100.00%	—
First	97.0000	$0.0308	$19.3692	96.85%	$0.0242
Second	94.0900	$0.0299	$18.7881	93.94%	$0.0235
Third	91.2673	$0.0290	$18.2245	91.12%	$0.0228
Fourth	88.5293	$0.0281	$17.6777	88.39%	$0.0221
Fifth	85.8734	$0.0273	$17.1474	85.74%	$0.0214
Sixth	83.2972	$0.0265	$16.6330	83.16%	$0.0208
Seventh	80.7983	$0.0257	$16.1340	80.67%	$0.0202
Eighth	78.3743	$0.0249	$15.6500	78.25%	$0.0196
Ninth	76.0231	$0.0241	$15.1805	75.90%	$0.0190

PS-17 | Structured Investments Cushing® 30 MLP Index ETNs

Year End	VWAP Level	Investor Fee Shortfall	Closing Intrinsic Note Value	Percent of Principal Amount	Repurchase Fee Amount
Tenth	73.7424	$0.0234	$14.7251	73.63%	$0.0184
Eleventh	71.5301	$0.0227	$14.2833	71.42%	$0.0179
Twelfth	69.3842	$0.0220	$13.8548	69.27%	$0.0173
Thirteenth	67.3027	$0.0214	$13.4392	67.20%	$0.0168
Fourteenth	65.2836	$0.0207	$13.0360	65.18%	$0.0163
Fifteenth	63.3251	$0.0201	$12.6449	63.22%	$0.0158
Sixteenth	61.4254	$0.0195	$12.2656	61.33%	$0.0153
Seventeenth	59.5826	$0.0189	$11.8976	59.49%	$0.0149
Eighteenth	57.7951	$0.0184	$11.5407	57.70%	$0.0144
Nineteenth	56.0613	$0.0178	$11.1945	55.97%	$0.0140
Twentieth	54.3794	$0.0173	$10.8586	54.29%	$0.0136

If the notes are not repurchased or redeemed early, the payment at maturity will be $10.8586 per note, representing a loss of principal of 45.71% and an annualized return of -3.01% per annum.

Example 3 — The VWAP Level decreases by 3% each of the first ten years of the term of the notes and increases by 3% each of the remaining ten years of the term of the notes.

Year End	VWAP Level	Investor Fee Shortfall	Closing Intrinsic Note Value	Percent of Principal Amount	Repurchase Fee Amount
—	100.0000	—	$20.0000	100.00%	—
First	97.0000	$0.0308	$19.3692	96.85%	$0.0242
Second	94.0900	$0.0299	$18.7881	93.94%	$0.0235
Third	91.2673	$0.0290	$18.2245	91.12%	$0.0228
Fourth	88.5293	$0.0281	$17.6777	88.39%	$0.0221
Fifth	85.8734	$0.0273	$17.1474	85.74%	$0.0214
Sixth	83.2972	$0.0265	$16.6330	83.16%	$0.0208
Seventh	80.7983	$0.0257	$16.1340	80.67%	$0.0202
Eighth	78.3743	$0.0249	$15.6500	78.25%	$0.0196
Ninth	76.0231	$0.0241	$15.1805	75.90%	$0.0190
Tenth	73.7424	$0.0234	$14.7251	73.63%	$0.0184
Eleventh	75.9547	$0.0241	$15.1668	75.83%	$0.0190
Twelfth	78.2333	$0.0248	$15.6218	78.11%	$0.0195
Thirteenth	80.5803	$0.0256	$16.0905	80.45%	$0.0201
Fourteenth	82.9977	$0.0264	$16.5732	82.87%	$0.0207
Fifteenth	85.4877	$0.0271	$17.0704	85.35%	$0.0213
Sixteenth	88.0523	$0.0280	$17.5825	87.91%	$0.0220
Seventeenth	90.6939	$0.0288	$18.1100	90.55%	$0.0226
Eighteenth	93.4147	$0.0297	$18.6533	93.27%	$0.0233
Nineteenth	96.2171	$0.0305	$19.2129	96.06%	$0.0240
Twentieth	99.1036	$0.0315	$19.7893	98.95%	$0.0247

If the notes are not repurchased or redeemed early, the payment at maturity will be $19.7893 per note, representing a loss of principal of 1.05% and an annualized return of -0.05% per annum.

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until repurchased or redeemed early. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

PS-18 | Structured Investments Cushing® 30 MLP Index ETNs

Hypothetical Back-Tested Data and Historical Information

Historical Closing Price Performance of the Notes

The following graph sets forth the historical performance of the notes based on the daily historical closing prices of the notes from June 13, 2017 through July 3, 2017. The closing price of the notes on July 3, 2017 was $20.91. The notes did not trade on July 4, 2017 due to the Independence Day holiday. We obtained the closing prices above and below from Bloomberg, without independent verification. The historical closing prices of the notes should not be taken as an indication of future performance of the notes, and no assurance can be given as to the price, if any, at which you will be able to sell your notes.

Hypothetical Back-Tested Coupon Amounts and Annualized Yields

The following chart sets forth hypothetical back-tested quarterly Coupon Amounts and annualized yields for hypothetical Coupon Valuation Dates occurring in January, April, July and October from January 2012 through April 2017. The hypothetical back-tested quarterly Coupon Amounts set forth in the following graph were calculated on materially the same basis as the Coupon Amounts payable under the notes, except that the Closing Intrinsic Note Values used in the calculations of the hypothetical back-tested Coupon Amounts were calculating using the closing level of the Index on each date of determination instead of the VWAP Level on that date. See “Selected Risk Considerations — Risks Relating to the Notes Generally — Hypothetical Back-Tested Coupon Amounts and Annualized Yields Do Not Represent Actual Coupon Amounts or Annualized Yields and Are Subject to Inherent Limitations” in this pricing supplement.

The annualized yield for each Coupon Valuation Date is calculated by (a) multiplying the relevant Coupon Amount by the ratio of 365 to the number of days in the relevant Coupon Accrual Period (which scales the Coupon Amount from a quarterly amount to an annual amount) and (b) dividing by the Closing Intrinsic Note Value as of the relevant Coupon Valuation Date (which converts the annualized Coupon Amount into a yield percentage). Each hypothetical annualized yield is calculated based on a single hypothetical quarterly Coupon Amount and does not represent the annualized yield for any annual period. The actual yield for each annual period will vary depending on the Coupon Amounts paid during that period.

We calculated the Coupon Amounts and annualized yields below based on Index data and Index Component cash distribution data from Bloomberg, without independent verification.

The hypothetical back-tested Coupon Amounts and annualized yields set forth in the following chart are purely theoretical and do not represent actual Coupon Amounts or actual annualized yields. The hypothetical back-tested Coupon Amounts and annualized yields should not be taken as an indication of future Coupon Amounts or annualized yields, and no assurance can be given as to cash distributions on the Index Components over any quarterly period. You are not guaranteed any Coupon Payments.

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The hypothetical back-tested Coupon Amounts and annualized yields were calculated retroactively and have inherent limitations and have not been verified by an independent third party. No representation is made that an investment in the notes will or is likely to achieve returns similar to those shown.

Historical Performance of the Index

The following graph sets forth the historical performance of the Index based on the daily historical closing levels of the Index from January 3, 2012 through June 11, 2017 and the historical VWAP Levels from June 12, 2017 through July 3, 2017. The VWAP Level has been published since June 12, 2017, as represented by the vertical dotted line in the following graph. The VWAP Level on July 3, 2017 was 315.3904. The WVAP Level was not published on July 4, 2017 due to the Independence Day holiday. We obtained the closing levels and VWAP Levels above and below from Bloomberg, without independent verification.

The payment at maturity or upon early repurchase or redemption is linked to the VWAP Levels, not to the closing levels of the Index. Although the VWAP Level is intended to track the performance of the Index, the calculation of the VWAP Level is different from the calculation of the official closing level of the Index, and the VWAP Level will not necessarily correlate with the performance of the official closing level of the Index. The official closing level of the Index may vary significantly from the VWAP Level. Therefore, the payment at maturity or upon early repurchase or redemption may be different from, and may be significantly less than, the payment you would receive if that payment were determined by reference to the official closing level of the Index.

The historical closing levels of the Index and VWAP Levels should not be taken as an indication of past or future performance of the VWAP Level on any Index Business Day, and no assurance can be given as to the VWAP Level on any Index Business Day. There can be no assurance that the performance of the VWAP Level will result in the return of any of your initial investment.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 7-I dated June 12, 2017. Based on current market conditions, in the opinion of our special tax counsel,

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Davis Polk & Wardwell LLP, the notes should be treated as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, subject to the discussion of the “constructive ownership” rules below, our special tax counsel is of the opinion that gain or loss on your notes should be treated as long-term capital gain or loss if you have held your notes for more than one year. However, as discussed in the accompanying product supplement, the IRS or a court may not respect the treatment described above, in which case the timing and character of income on your notes could be materially and adversely affected. For example, the IRS could seek to treat you as the beneficial owner of the underlying MLPs for U.S. federal income tax purposes. In that event, you would be required to recognize your allocable share of the taxable income earned by the MLPs, which in a particular taxable year could differ significantly from (and could be significantly greater than) the amount of cash payments you receive on the notes in that year. Alternatively, the IRS could seek to treat the notes as “contingent payment debt instruments.” In this event, you will be required to accrue into income original issue discount on your notes, with the result that your taxable income in any year could differ significantly from (and could be significantly higher than) the Coupon Amounts (if any) you receive in that year. In addition, any gain recognized at maturity, upon early repurchase or redemption or upon a sale or exchange of your notes generally will be treated as interest income, and if you recognize a loss above certain thresholds, you might be required to file a disclosure statement with the IRS.

Even if the notes are treated as open transactions that are not debt instruments, the notes could be treated as “constructive ownership transactions” within the meaning of Code Section 1260. Due to the lack of governing authority, our special tax counsel is unable to opine as to whether the constructive ownership rules apply to the notes. If applicable, the constructive ownership rules could recharacterize any gain recognized in respect of the notes that would otherwise be long-term capital gain and that is in excess of the “net underlying long-term capital gain” (as defined in Code Section 1260) as ordinary income, and impose an interest charge as if that income had accrued for tax purposes at a constant yield over your holding period for the notes. The “net underlying long-term capital gain” is presumed to be zero unless you provide clear and convincing evidence to the contrary. You will be responsible for obtaining information necessary to determine the “net underlying long-term capital gain” with respect to the notes; we are not required, and do not intend, to supply you with such information. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules.

The United States federal income tax treatment of the Coupon Amounts is uncertain. Insofar as we have reporting responsibilities, we will treat Coupon Amounts as ordinary income (in the absence of an administrative determination or judicial ruling to the contrary), and by purchasing the notes you will agree to do the same.

In 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Non-U.S. Holders – Tax Considerations. The United States federal income tax treatment of the Coupon Amounts is uncertain. Insofar as we have reporting responsibilities, we will treat Coupon Amounts as ordinary income (in the absence of an administrative determination or judicial ruling to the contrary), and by purchasing the notes you will agree to do the same. Subject to the discussion in the next paragraph, we expect that Coupon Amounts paid to Non-U.S. Holders will be withheld upon at a rate of 30%, subject to the possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty, unless that income is effectively connected with the conduct of a trade or business in the United States.

Section 871(m) generally imposes a 30% withholding tax (or a lower rate under the dividend provision of an applicable income tax treaty) on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities. The applicable Treasury regulations generally require a “look through” of Covered Partnerships that own stock of U.S. corporations. It would be prudent to assume that many of the Index Components are Covered Partnerships. Accordingly, the applicable Treasury regulations can deem non-U.S. investors to be receiving dividend equivalents in respect of those underlying U.S. stocks even if no payments on the notes are directly traceable to any of these dividends. Withholding would be based on the amount of dividends paid on underlying U.S. stocks owned by Covered Partnerships that are Index Components underlying the notes during your ownership period. The aggregate amounts actually paid on those underlying U.S. stocks owned by Covered Partnerships that are Index Components underlying the notes during the applicable quarter may not be known until the following year, if at all. Based on certain factual determinations made by us, we currently believe that an estimate of the dividend equivalent amounts that is highly likely to equal or exceed the actual dividend amounts paid for these notes is 0.0875% of the Principal Amount per Coupon Payment. We may change this estimate in subsequent years. You should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts from each Coupon Payment, as well as to withhold 30% (subject to possible reduction or elimination of that rate under the “other income” or similar provision of an applicable income tax treaty) of the remaining portion of the Coupon Payment, in both cases assuming the income is not effectively connected with your conduct of a trade or business in the United States (in which case, in order to avoid withholding, you will likely be required to provide a properly completed IRS Form W-8ECI). If you sell or otherwise dispose of the notes between Coupon Payment Dates, you should expect withholding agents to withhold 30% (or a lower rate under the dividend provision of an applicable income tax treaty) of the estimated dividend equivalent amounts attributable to the portion of the Coupon Amounts that has accrued since the immediately preceding Coupon Payment Date. Under applicable Treasury Regulations, withholding agents who have under-withheld on certain dividend amounts may adjust

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any withholding prior to March 15 of the following year without penalties. We will not provide any further information concerning the actual dividend equivalent amounts in any year, which may differ from our estimated dividend equivalent amounts in that year. If you believe you have been subjected to over-withholding, you may file a claim for a refund or credit from the IRS by filing the appropriate IRS Form, as to which you should consult your tax adviser. Non-U.S. Holders should consult their tax advisers regarding the potential application of Section 871(m) to the notes.

In the event of any withholding on the notes, we will not be required to pay any additional amounts with respect to amounts so withheld.

The discussion in the preceding paragraphs, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 7-I dated June 12, 2017, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice described above.

Supplemental Plan of Distribution

$100,000,000 aggregate principal amount of notes was issued on June 15, 2017.

We sold a small portion of the notes through J.P. Morgan Securities LLC, which we refer to as JPMS, on the Inception Date at 100% of the Principal Amount. As of July 3, 2017, we have sold approximately $4,500,000 aggregate principal amount of notes. The remaining notes and any additional notes may be offered and sold from time to time, at our sole discretion, through JPMS at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. However, we are under no obligation to issue or sell additional notes at any time, and if we do sell additional notes, we may limit or restrict those sales, and we may stop and subsequently resume selling additional notes at any time. If we limit, restrict or stop sales of such additional notes, or if we subsequently resume sales of such additional notes, the liquidity and trading price of the notes in the secondary market could be materially and adversely affected.

We will receive proceeds equal to 100% of the offering price of any remaining or additional notes.

JPMS will not receive selling commissions in connection with sales of the notes. JPMS will be entitled to receive the aggregate profits generated from the deduction of the investor fee to cover license fees and other costs related to the notes and as projected profits for managing our hedge and a structuring fee for developing the notes. See “Supplemental Plan of Distribution” in the accompanying product supplement.

Affiliates of ours and dealers may purchase the notes in secondary market transactions and may use this pricing supplement and the accompanying prospectus, prospectus supplement and product supplement in connection with resales of some or all of the notes purchased in the secondary market.

Subject to applicable law (including, without limitation, U.S. federal securities laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes in the open market, by private agreement or in other transactions.

Any notes held by us or an affiliate in inventory may be sold or lent to market participants who may have made short sales of the notes.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How Are Payments on the Notes Determined, and What Fees Are Incurred by Investors in the Notes?”, “Hypothetical Examples: Coupon Payments” and “Hypothetical Examples: Payment at Maturity or upon Early Repurchase or Redemption” in this pricing supplement for an illustration of the risk-return profile of the notes and “What Is the Cushing® 30 MLP Index?” in this pricing supplement for a description of the market exposure provided by the notes.

Validity of the Notes and the Guarantee

Restated below is the opinion of Davis Polk & Wardwell LLP, as our special products counsel, delivered on June 12, 2017 relating to the notes that priced on that date:

“In the opinion of Davis Polk & Wardwell LLP, as special products counsel to JPMorgan Financial and JPMorgan Chase & Co., when the notes offered by this pricing supplement have been executed and issued by JPMorgan Financial and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of JPMorgan Financial and the related guarantee will constitute a valid and binding obligation of JPMorgan Chase & Co., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof [June 12, 2017] and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated February 24, 2016, which was filed as an exhibit to the Registration Statement on Form S-3 by JPMorgan Financial and JPMorgan Chase & Co. on February 24, 2016.”

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Additional Terms Specific to the Notes

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” section of the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 7-I dated June 12, 2017: http://www.sec.gov/Archives/edgar/data/19617/000095010317005651/crt_dp77222-424b2.pdf

•	Prospectus supplement and prospectus, each dated April 15, 2016: http://www.sec.gov/Archives/edgar/data/19617/000095010316012636/crt_dp64952-424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

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Annex A

FORM OF REPURCHASE NOTICE

To:	ETN_Repurchase@jpmorgan.com

Subject:	JPMorgan Chase Financial Company LLC’s Cushing® 30 MLP Index ETNs due June 15, 2037, CUSIP No. 48129G703 (the “notes”)

The undersigned hereby delivers this Repurchase Notice in order to irrevocably exercise its right to have you repurchase a number of its notes specified below.

The undersigned acknowledges that the notes specified below will not be repurchased unless all of the requirements specified in the pricing supplement relating to the notes are satisfied and that this Repurchase Notice may not be revoked once delivered. The undersigned also acknowledges having read “Key Terms — Terms Relating to Weekly Repurchase Right — Repurchase Procedures,” “Selected Risk Considerations — Risks Relating to the Notes Generally — There are restrictions on the minimum number of notes you may request that we repurchase and the dates on which you may exercise your right to have us repurchase your notes” and “Selected Risk Considerations — Risks Relating to the Notes Generally — You will not know the payment upon early repurchase at the time you elect to request that we repurchase your notes” in the pricing supplement relating to the notes.

The undersigned certifies that it will (a) instruct its DTC custodian with respect to the notes to be repurchased specified below to book a delivery versus payment trade on the relevant the final day in the Measurement Period with respect to the Repurchase Valuation Date with respect to the number of notes specified below at a price per note equal to the amount payable upon early repurchase, facing DTC 352, and (b) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

Very truly yours,
[NAME OF HOLDER]

Name of holder:

Number of notes to be repurchased:	(at least 50,000)

Repurchase Valuation Date:	(the last Index Business Day of the relevant week, subject to postponement as described in the product supplement relating to the notes)

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

Fax:

Email:

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